ACQUISITION OF SHARES OF STELLAR

PORT HUENEME, CA (October 30, 2012) -- Stellar Biotechnologies, Inc. (“Stellar” or the “Company”) (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) announces that, further to its press release dated October 26, 2012, Ernesto Echavarria acquired ownership and control of 3,000,000 units (“Units”) in the capital of Stellar at a price of CDN $0.25 per unit. Each Unit is comprised of one common share and one transferable share purchase warrant, with each warrant exercisable into one common share of the Company on or before October 25, 2015 at an exercise price of CDN $0.40 per share. These holdings represent approximately 6.1% of the total issued and outstanding common shares of the Company as of October 25, 2012, or 11.5% calculated on a partially diluted basis assuming exercise of the warrants.

Following the acquisition, Mr. Echavarria owns and controls 8,420,833 common shares and 5,683,333 share purchase warrants of the Company, representing approximately 17.0% of the issued and outstanding common shares of the Company, or 25.6% on a partially diluted basis, assuming exercise of the warrants and that no other common shares are issued by the Company. Mr. Ernesto has filed an undertaking with the TSX Venture Exchange that he will not exercise any warrants, if doing so will result in him becoming a control person of Stellar.

Mr. Echavarria acquired the Units for investment purposes. He has no current intention to obtain beneficial ownership of additional securities of the Company, however he may, in the ordinary course of business, acquire additional securities of the Company for investment purposes.

About Stellar Biotechnologies, Inc. (www.StellarBiotech.com)

Stellar Biotechnologies, Inc. (TSX-V: KLH) (PINKSHEETS: SBOTF) (Frankfurt: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contact:

Darrell Brookstein

Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.